                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                 ---------------

                                SCHEDULE 13D/A-3


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                        VoiceStream Wireless Corporation
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                    928615103
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                                 (CUSIP Number)

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                               Deutsche Telekom AG
                 Kevin Copp, Head of International Legal Affairs
                            Friedrich-Ebert-Allee 140
                              D-53113 Bonn, Germany
                                 49-228-181-8000
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)


                                February 8, 2001
    ------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.



NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. SEE Rule 13d-7(b) for other parties to whom copies are to be sent.

                       (Continued on the following pages)


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1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Telekom AG
         IRS Identification Number:  N/A
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a)|_| (b)|X|

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3        SEC USE ONLY


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4        SOURCE OF FUNDS

         WC (See Item 3)
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5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEMS 2(d) or 2(e) |_|

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6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany

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   NUMBER OF                   7      SOLE VOTING POWER
    SHARES                               31,250,000

 BENEFICIALLY                  -------------------------------------------------
   OWNED BY                    8      SHARED VOTING POWER
                                             0
EACH REPORTING
   PERSON                      -------------------------------------------------
                               9      SOLE DISPOSITIVE POWER
   WITH                                  31,250,000

                               ------------------------------------------------
                               10     SHARED DISPOSITIVE POWER
                                             0

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11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         31,250,000

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12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
         [X]

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13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         11.07%

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14       TYPE OF REPORTING PERSON

         CO

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        This Amendment No. 3 (this "Amendment") amends and supplements the
Schedule 13D filed on August 2, 2000, as amended by Amendment No. 1 thereto filed on September 8, 2000 and further amended by Amendment No. 2 thereto filed on October 5, 2000 (the "Schedule 13D"), by Deutsche Telekom AG ("DT") with respect to Common Shares of VoiceStream Wireless Corporation, a Delaware corporation (the "Company"). All capitalized terms used in this Amendment and not otherwise defined herein have the meanings ascribed to such terms in the
Schedule 13D.

ITEM 4.           PURPOSE OF TRANSACTION.
------            ----------------------

         Item 4 of the Schedule 13D is hereby amended by adding the following at the end thereof:

         On February 8, 2001, DT, the Company and Bega, Inc., a Delaware corporation formed by DT, amended and restated the Merger Agreement for the purpose of (i) setting May 31, 2001 as the earliest date on which the Merger may be completed, (ii) permitting the Company to pay a stock dividend of up to
0.0075 of a Common Share for each Common Share outstanding prior to the completion of the Merger, (iii) agreeing that if all the conditions to completion of the Merger are satisfied or waived as of a date that is earlier than May 31, 2001, including the condition that no material adverse effect on the Company shall have occurred, then after that earlier date DT will no longer have the ability to terminate the Merger Agreement because of any material adverse effect on, or any material inaccuracy in a representation or warranty of, the Company and (iv) making other technical changes. The Merger Agreement, as amended and restated as of February 8, 2001, Exhibit 26 hereto, is incorporated herein by reference.

         On February 8, 2001, DT, Powertel, Inc. ("Powertel") and Bega II, Inc., a Delaware corporation formed by DT, amended and restated the Powertel Merger Agreement for the purpose of (i) setting May 31, 2001 as the earliest date on which the Powertel Merger may be completed, (ii) permitting Powertel to pay a stock dividend of up to 0.0075 of a share of common stock of Powertel, par value $0.01 per share (the "Powertel Common Shares") for each Powertel Common Share outstanding prior to the completion of the Powertel Merger, and, in the event that Powertel declares such dividend, that the exchange ratios for the exchange of the outstanding Powertel preferred stock be proportionately adjusted, (iii) agreeing that if all the conditions to completion of the Powertel Merger are satisfied or waived as of a date that is earlier than May 31, 2001, including the condition that no material adverse effect on Powertel shall have occurred, then after that earlier date DT will no longer have the ability to terminate the Powertel Merger Agreement because of any material adverse effect on, or any material inaccuracy in a representation or warranty of, Powertel and (iv) making other technical changes. The Powertel Merger Agreement, as amended and restated as of February 8, 2001, Exhibit 27 hereto, is incorporated herein by reference.

         The preceding summary of certain provisions of the Merger Agreement, as amended and restated, and the Powertel Merger Agreement, as amended and restated, copies of which are filed as exhibits hereto, is not intended to be complete and is qualified in its entirety by reference to the full text of such agreements.




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




Item 7.           MATERIAL TO BE FILED AS EXHIBITS.
                  --------------------------------

         Item 7 of the Schedule 13D is hereby amended by adding the following at the end thereof:



EXHIBIT NUMBER                DESCRIPTION
--------------                -----------

26 Agreement and Plan of Merger, dated as of July 23, 2000, as amended and restated as of February 8, 2001, among Deutsche Telekom AG, VoiceStream Wireless Corporation and Bega, Inc., a Delaware corporation formed by Deutsche Telekom AG, incorporated by reference herein from Exhibit 2.1 to Amendment No. 2 to Deutsche Telekom AG's registration statement on Form F-4, filed with the Securities and Exchange Commission on February 9, 2001 (Registration No. 333-47294). Schedules or similar attachments to this Exhibit have not been filed; upon request, Deutsche Telekom AG will furnish supplementally to the Commission a copy of any omitted schedule.

27 Agreement and Plan of Merger, dated as of August 26, 2000, as amended and restated as of February 8, 2001, among Deutsche Telekom AG, Powertel, Inc. and Bega II, Inc., a Delaware corporation formed by Deutsche Telekom AG, incorporated by reference herein from Exhibit 2.2 to Amendment No. 2 to Deutsche Telekom AG's registration statement on Form F-4, filed with the Securities and Exchange Commission on February 9, 2001 (Registration No. 333-47294). Schedules or similar attachments to this Exhibit have not been filed; upon request, Deutsche Telekom AG will furnish supplementally to the Commission a copy of any omitted schedule.


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



                                    SIGNATURE

         After reasonable inquiry, and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

         February 9, 2001                    DEUTSCHE TELEKOM AG

                                             /S/  KEVIN COPP
                                             By:    Kevin Copp
                                             Title: Head of International Legal
                                                    Affairs





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                                  EXHIBIT LIST

EXHIBIT NUMBER                DESCRIPTION
--------------                -----------
26 Agreement and Plan of Merger, dated as of July 23, 2000, as amended and restated as of February 8, 2001, among Deutsche Telekom AG, VoiceStream Wireless Corporation and Bega, Inc., a Delaware corporation formed by Deutsche Telekom AG, incorporated by reference herein from Exhibit 2.1 to Amendment No. 2 to Deutsche Telekom AG's registration statement on Form F-4, filed with the Securities and Exchange Commission on February 9, 2001 (Registration No. 333-47294). Schedules or similar attachments to this Exhibit have not been filed; upon request, Deutsche Telekom AG will furnish supplementally to the Commission a copy of any omitted schedule.


27 Agreement and Plan of Merger, dated as of August 26, 2000, as amended and restated as of February 8, 2001, among Deutsche Telekom AG, Powertel, Inc. and Bega II, Inc., a Delaware corporation formed by Deutsche Telekom AG, incorporated by reference herein from Exhibit 2.2 to Amendment No. 2 to Deutsche Telekom AG's registration statement on Form F-4, filed with the Securities and Exchange Commission on February 9, 2001 (Registration No. 333-47294). Schedules or similar attachments to this Exhibit have not been filed; upon request, Deutsche Telekom AG will furnish supplementally to the Commission a copy of any omitted schedule.